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                             April 5, 2021

       Neal D. Shah
       Chief Financial Officer
       Kosmos Energy Ltd.
       8176 Park Lane
       Dallas, Texas 75231

                                                        Re: Kosmos Energy Ltd.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed February 23,
2021
                                                            File No. 001-35167

       Dear Mr. Shah:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis
       Recent Developments, page 68

   1. We note your disclosures under this heading and in Note 3 to your financial statements describing your
agreement with Royal Dutch Shell to farm down interests in certain exploration assets in
exchange for cash consideration of $96 million and future contingent consideration of up to
$100 million.

                                                        You state that the
contingent consideration will be "based on the outcome of the first four wells drilled in the
purchased assets" and will be payable upon submission of an appraisal plan to the relevant
governmental authority under the relevant host government contract.
                                                        However, you also state
that "Shell will pay $50 million for each appraisal plan submitted, capped in the aggregate
at a maximum of $100 million."
 Neal D. Shah
Kosmos Energy Ltd.
April 5, 2021
Page 2
         Please revise your disclosure to clarify whether the incremental amounts would be variable and correlated with drilling results or other criteria, as suggested by the first sentence of the disclosure noted above, or fixed at $50 million each, with the potential for two payments, as indicated by the last sentence of your disclosure.

         If drilling results or other factors are involved in determining the amount that would be payable upon submitting an appraisal plan, describe those provisions to the extent necessary to inform investors with regard to any uncertainties that may affect your ability to earn the contingent consideration.
Index of Exhibits, page 144

2. We note that Exhibits 10.79, 10.80 and 10.81 incorporate by reference the Exhibits 10.1,
         10.2 and 10.3 that were filed with your Form 10-Q on November 9, 2020, and appear to pertain to your September 8, 2020 farm down agreement. You indicate that you have redacted information pursuant to Item 601(b) of Regulation S-K, although we see that you have redacted the consideration details from each corresponding section of these exhibits.

         Given that you have disclosed the amounts that you may receive under the arrangement, tell us why you believe that such redactions would not be contrary to
Item 601(b)(10)(iv)
         of Regulation S-K, if this is your view, or describe any procedural change that you will undertake to ensure future redactions are consistent with this guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at
(202) 551-3686 with any other questions.



FirstName LastNameNeal D. Shah                                 Sincerely,
Comapany NameKosmos Energy Ltd.
                                                               Division of
Corporation Finance
April 5, 2021 Page 2                                           Office of Energy
& Transportation
FirstName LastName